Exhibit 1

SPECIFIC TERMS IN THIS EXHIBIT HAVE BEEN OMITTED PURSUANT TO ITEM 601(B)(10)(IV) OF REGULATION S-K UNDER THE SECURITIES ACT OF 1933, AS AMENDED, BECAUSE THEY BOTH ARE NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED. THE TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH THREE ASTERISKS [***].

AGREEMENT FOR THE PROVISION OF A LOAN FACILITY
OF UP TO US$ 40,000,000

Dated __________, 2022

Between

KREOS CAPITAL VII AGGREGATOR SCSP, a special limited partnership incorporated in Luxembourg under registered number B264706 whose registered office is at 1 Boulevard de la Foire, L-1528, Luxembourg (the “Lender”, which expression shall include its successors and assigns);

and

BIOLINERX LTD., a company incorporated in Israel under registered number 513398750 whose registered office is at 2 HaMa’ayan Street, Modi’in 7177871, Israel (the “Borrower”).

WHEREAS:

1.
The Borrower wishes to borrow up to the Total Loan Facility (as defined below) and the Lender wishes to make the Total Loan Facility available to the Borrower on the terms of this agreement (the “Loan Agreement”); and

2.
The Borrower hereby confirms that on or about the date hereof it shall enter into the Initial Security Documents (as defined below) as security for monies borrowed by the Borrower hereunder and under which it shall grant to the Lender, as security for monies borrowed by the Borrower hereunder, (A) a first priority fixed charge over the Equipment and the Intellectual Property of the Borrower as well as all shares held by the Borrower in the Subsidiary (the “Fixed Charge”), (B) a first priority floating charge over all the assets of the Borrower as of the date hereof or hereafter acquired other than the assets charged under the Fixed Charge or as otherwise specifically excluded pursuant to the terms of the Floating Charge (the “Floating Charge”) and (C) the Subsidiary shall enter into a guarantee agreement with the Lender.

LOAN FACILITY TERMS:

Total Loan Facility
Up to an aggregate amount of US$40,000,000, as follows:

(a)          up to US$10,000,000 (“Amount A”); and

(b)          up to US$20,000,000 (“Amount B”), subject to the fulfilment of the Amount B Milestone (as defined below).

(c)          up to US$10,000,000 (“Amount C”), subject to the fulfilment of the Amount C Milestone (as defined below).

Advance Payment	Last month deposit for the Tranche (as defined below).

Drawdown Period
With respect to Amount A – from closing until Amount A Expiry Date.

With respect to Amount B – from the fulfilment of the Amount B Milestone, until Amount B Expiry Date.

With respect to Amount C – from the fulfilment of the Amount C Milestone, until the Amount C Expiry Date.

All subject to fulfilment of the conditions precedent set forth in Clause 3.5 below and as set forth in Clause 5.2.1 below.

Expiry Date
With respect to Amount A – April 1st, 2023 (the "Amount A Expiry Date");

With respect to Amount B – April 1st, 2024 (the "Amount B Expiry Date");

With respect to Amount C – October 1st, 2024 (the "Amount C Expiry Date");

All subject to Clause 3.4 below.

Repayment Term
With respect to Amount A – Until July 1st 2023, the Borrower shall pay interest only (in respect of each Tranche); and thereafter, the Borrower shall pay thirty-six (36) equal monthly payments of principal and interest accrued thereon; provided, however, that (i) if Milestone X is met, the Borrower, at its sole discretion, may elect to extend the Amount A Interest Only Period (as defined below) until July 1st 2024, followed by twenty-four (24) equal monthly payments of principal and interest accrued thereon, and (ii) if Milestones X and Y are met, the Borrower, at its sole discretion, may elect to extend the Amount A Interest Only Period until January 1st 2025, followed by eighteen (18) equal monthly payments of principal and interest accrued thereon;

With respect to Amount B - Until July 1st 2024, the Borrower shall pay interest only (in respect of each Tranche); and thereafter, the Borrower shall pay thirty-six (36) equal monthly payments of principal and interest accrued thereon; provided, however, that if Milestone Y is met, the Borrower, at its sole discretion, may elect to extend the Amount B Interest Only Period until July 1st 2025, followed by twenty-four (24) equal monthly payments of principal and interest accrued thereon;

With respect to Amount C - Until January 1st 2025, the Borrower shall pay interest only (in respect of each Tranche); and thereafter, the Borrower shall pay thirty (30) equal monthly payments of principal and interest accrued thereon; provided, however, that if Milestone Y is met, the Borrower, at its sole discretion, may elect to extend the Amount C Interest Only Period until July 1st 2025, followed by twenty-four (24) equal monthly payments of principal and interest accrued thereon;
all as set forth in Clause 5.2 below.

Transaction Fee	1.25% of the Total Loan Facility, payable upon execution of this Loan Agreement.
End of Loan Payment	5.00% of the total amount withdrawn by the Borrower out of the Total Loan Facility.
Minimum Drawdown Amount	US$2,500,000.

1	DEFINITIONS

In this Loan Agreement, including the recitals set out above, unless otherwise defined:

1.1	“Accounts” means the most updated audited annual consolidated profit and loss account and balance sheet of the Borrower;

1.2	“Account Receivables” means all the account receivables of the Borrower as listed in Schedule C;

1.3	“Advance Payment” has the meaning given in Clause 5.1 and is in the amount set forth above in the Loan Facility Terms;

1.4
“Affiliate” means, in relation to any person, a subsidiary under the control of that person or a holding company controlling that person or any other subsidiary under the control of that holding company;

1.5	“Amount A Interest Only Period”, “Amount B Interest Only Period”, “Amount C Interest Only Period” shall have the meaning given to them in Clause 5.2.1;

1.6	“Amount B Milestone” means [***].
1.7	“Amount C Milestone” means [***].

1.8	“Applicable Interest Rate” has the meaning given in Clause 6.1;

1.9	“Assignee” has the meaning given in Clause 15.4;

1.10	“BL-8040” means the CXCR4 inhibitor molecule that was in-licensed by the Borrower from Biokine Therapeutics and is also known as motixafortide, as well as by the trade name of Aphexda;

1.11	“Business Day” means any day on which banks are generally open for business in London and Tel Aviv other than a Friday, Saturday or Sunday;

1.12	“Charged Assets” means the assets and undertaking charged or to be charged to the Lender from time to time pursuant to the Security Documents;

1.13	“Companies Registrar” means the Registrar of Companies in Israel;

1.14	“Contractual Currency” has the meaning given to it in Clause 5.3;

1.15
“Copyrights” means all copyright rights, copyright applications, copyright registrations and like protections in each work or authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret, now or hereafter existing, created, acquired or held;

1.16	“Customers” means all the customers of the Borrower as shall be listed in Schedule D;

1.17	“Drawdown” means the drawdown of the Tranche under the Loan Facility;

1.18	“Drawdown Date” means, unless otherwise provided herein, the date on which the Tranche is actually advanced to the Borrower by the Lender;

1.19	“Drawdown Notice” means a drawdown notice served in accordance with Clause 3.2 in the form attached hereto as Schedule A (as may be amended with the prior written consent of the Lender);

1.20	“Drawdown Period” means the Drawdown Period set forth above under the Loan Facility Terms;

1.21	“End of Loan Payment” means the End of Loan Payment set forth above under the Loan Facility Terms;

1.22	“Equipment” means all the equipment of the Borrower as listed in Schedule B.

1.23
“Equity Financing” means an equity financing round in which the Borrower issues its securities, or other securities convertible into, or carrying a right to subscribe for its securities, to investors after the date of this Loan Agreement, in a single transaction or series of related transactions;

1.24	“Event of Default” means any of the events or circumstances described in Clause 9;
1.25	“Expiry Date” means the date set forth above under the heading Loan Facility Terms;

1.26	“Facility Drawdown Period” means the Facility Drawdown Period set forth above under the Loan Facility Terms;

1.27
“Financial Indebtedness” means (i) monies borrowed, (ii) finance or capital leases, (iii) receivables sold or discounted (other than on a non-recourse basis), (iv) the market to market value of derivative transactions entered into in connection with protection against or benefit from fluctuation in any rate or price, (v) counter-indemnity obligations in respect of guarantees or other instruments issued by a bank or financial institution, (vi) any other transaction or arrangement having the commercial effect of a borrowing, and (vii) liabilities under guarantees or indemnities for any of the obligations referred to in items (i) to (vi);

1.28
“Group” means (i) the Borrower; (ii) the Subsidiary; (iii) any (direct or indirect) subsidiary of the Borrower (excluding Agalimmune Ltd.); (iv) any holding company of the Borrower; and (v) any subsidiaries of such holding companies from time to time and “Group Company” means any member of the Group;

1.29	“IIA” means the Israel Innovation Authority;

1.30
“IIA Approval” means the approval from the IIA in compliance with all requirements under the Law for the Encouragement of Research, Development and Technological Innovation, 5744-1984 to register a pledge over certain Intellectual Property which are Charged Assets and which were developed using funding of the IIA, where required;

1.31	“Initial Security Documents” means the documents listed in Schedule F and dated on or about the date of this Loan Agreement;

1.32
“Intellectual Property” means (a) Copyrights; (b) Trademarks; (c) Patents; (d) any and all trade secrets and trade secret rights, including, without limitation, any rights to unpatented inventions, know-how, rights in computer software, supplementary protection certificates, utility models, trade names, service marks, domain name registrations, registered and unregistered rights in designs, database rights, semi-conductor topography rights, plant variety rights, rights in undisclosed or confidential information (such as know-how, trade secrets and operating manuals; (e) any and all source code; (f) any and all design rights; (g) any and all claims for damages resulting from past, present and future infringement of any of the foregoing, with the right, but not the obligation, to sue for and collect such damages for said use or infringement of the Intellectual Property rights identified above; (h) any other inventions (whether patentable or not)), and other similar intellectual property rights (whether registered or not) and applications for such rights as may exist anywhere in the world; and (i) all amendments, renewals and extensions of any of the Copyrights, Trademarks or Patents;

1.33	“Loan” means the loan to be made in accordance with the terms of this Loan Agreement;

1.34	“Loan Facility” means the loan facility set out in this Loan Agreement;

1.35
“Loan Term” means with respect to each Tranche, the period commencing on the Drawdown Date and expiring at the end of the Repayment Term of such Tranche as set forth above under the heading Loan Facility Terms;

1.36	“Milestone X” means [***];

1.37	“Milestone Y” means [***];

1.38	“Minimum Drawdown Amount” means the minimum amount permitted to be drawn down in each Tranche as set forth above under the heading Loan Facility Terms;

1.39
“Monthly Repayment Date” means the first Business Day of a calendar month from (and including) the Drawdown Date, and “First Monthly Repayment Date” shall mean the Drawdown Date and, if the Drawdown Date is not the first Business Day of a calendar month (including, for the avoidance of doubt, in the circumstances described in Clause 5.2.5 herein), the first Business Day of the month following the Drawdown Date;

1.40
“Patents” means all patents, patent applications and like protections including without limitation, improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same;

1.41	“Permitted Indebtedness” means the indebtedness detailed in Schedule 1.41 attached hereto;

1.42	“Permitted Security Interests” means the Security Interests detailed in Schedule 1.42 attached hereto;

1.43
“Related Fund” in relation to a fund (the “First Fund”), means a fund which is managed or advised by the same investment manager or investment adviser as the First Fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the First Fund;

1.44	“Repayment Schedule” has the meaning given in Clause 5.2.1;

1.45	“SCM” means stem cell mobilization;

1.46
“Security Documents” means the Initial Security Documents, Subsidiary Security Agreement (upon execution thereof) and any other applicable document evidencing the security over assets of the Borrower (or any Group Company), or (for the avoidance of doubt) any document creating a Security Interest in favor of the Lender;

1.47
“Security Interest” means any mortgage, charge (whether fixed or floating, legal or equitable), pledge, lien, hypothecation, assignment by way of security or otherwise, trust arrangement, title retention or encumbrance or enforceable right of a third party, any other type of Security Interest or preferential arrangement having a similar effect to any of the foregoing or in the nature of security of any kind whatsoever and in any jurisdiction;

1.48
“Security Period” means the period commencing on the execution of this Loan Agreement and ending on the date on which all amounts due and payable by the Borrower under this Loan Agreement and the Security Documents have been indefeasibly repaid in full, including the End of Loan Payment;

1.49	“SOFR” means the secured overnight financing rate administered by the Federal Reserve Bank of New York (or any other person which takes over the publication of that rate);

1.50	“Subsidiary” means BioLineRx USA Inc, a privately-held company incorporated in Delaware;

1.51	“Subsidiary Security Agreement” means the security agreement referred to in Clause 8.7.2;

1.52
“Taxes” means all present and future income, value added and other taxes, levies, imposts, deductions, charges and withholdings in the nature of taxes (other than taxes on the profits and overall income of the Lender) whatsoever together with interest thereon and penalties with respect thereto made on or in respect thereof;

1.53	“Total Loan Facility” means the amount set forth above under the heading Loan Facility Terms;

1.54
“Trademarks” means any trademark and service mark rights, whether registered or not, applications to register and registrations of the same and like protections, and the entire goodwill of the business of Borrower connected with and symbolized by such trademarks;

1.55	“Tranche” an amount drawn down pursuant to this Loan Agreement as of a specific Drawdown Date;

1.56	“Transaction Fee” means the fee payable pursuant to the terms of Clause 10.1 and is the amount set forth above in the Loan Facility Terms;

1.57	“UCC” means the Uniform Commercial Code;

2	INTERPRETATION

In this Loan Agreement (unless the context requires otherwise) any reference to:

2.1
any law or legislative provision includes a reference to any subordinate legislation made under that law or legislative provision before the date of this Loan Agreement, to any modification, re-enactment or extension of that law or legislative provision made before that date and to any former law or legislative provision which it consolidated or re-enacted before that date;

2.2	any gender includes a reference to other genders and the singular includes a reference to the plural and vice versa;

2.3	a Clause or Schedule is to a Clause or Schedule (as the case may be) of or to this Loan Agreement;

2.4	a “person” shall be construed as including a reference to an individual, firm, company, corporation, unincorporated body of persons or any country (or state thereof or any agency thereof);

2.5	an “amendment” includes a supplement, novation or re-enactment executed by both Lender and Borrower in writing and “amended” is to be construed accordingly;

2.6	“assets” includes present and future properties, undertakings, revenues, rights and benefits of every description;

2.7	an “authorization” includes an authorization, consent, approval, resolution, license, exemption, filing, registration and notarization;
2.8
a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, inter-governmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organization;

2.9
“other” and “otherwise” are not to be construed ejusdem generis with any foregoing words where a wider construction is possible and “including” and “in particular” are to be construed as being by way of illustration or emphasis only and are not to be construed as, nor shall they take effect as, limiting the generality of any foregoing words;

2.10	a document being in “agreed form” is a document which is previously agreed in writing by or on behalf of the Lender and Borrower;

2.11	any reference to an Event of Default being continuing is a reference to an Event of Default that has not been remedied to the satisfaction of the Lender; and

2.12	the headings in this Loan Agreement are inserted for convenience only and do not form part of this Loan Agreement and do not affect its interpretation.

3	LOAN FACILITY

3.1	Lender’s Commitment

3.1.1
Subject to Clause 3.5 below, the Lender shall and agrees hereby to make available to the Borrower a loan facility of up to the Total Loan Facility, under the terms of this Loan Agreement, to be drawn down as set out in the Loan Facility Terms and in accordance with Clause 3.2 on or before the respective Expiry Date of the Loan Facility.

3.1.2	The Lender shall not be under any commitment to advance any Tranche or any part thereof after the Expiry Date or upon the earlier termination of the Loan Facility in accordance with Clause 3.4.

3.1.3	The unutilized portion (if any) of the Loan Facility shall be cancelled after the Expiry Date.

3.1.4	In granting the Loan Facility the Lender is relying on the representations and warranties contained in Clause 7.

3.1.5	Each Drawdown made under the Loan Facility shall be secured by the Security Documents.

3.2	Date of Advance(s) of the Loan

3.2.1
Subject to Clause 3.1.2 (and subject to the satisfaction of the relevant conditions set forth in Clause 3.5), each Tranche drawn by the Borrower shall be advanced and made available to the Borrower within thirty (30) days from receipt by the Lender of an executed Drawdown Notice. Each Drawdown Notice shall constitute a separate and independent obligation of the Borrower incorporating the terms of this Loan Agreement. Each Tranche requested to be advanced pursuant to a Drawdown Notice shall be in an amount equal to or greater than the Minimum Drawdown Amount.

3.3	Method of Disbursement

The payment by the Lender to the account specified in the Drawdown Notice shall constitute the making of the Loan (or the relevant part thereof) and the Borrower shall thereupon become indebted, as principal and direct obligor, to the Lender in an amount equal to the Loan (or the relevant part thereof). For avoidance of doubt, following the payment by the Lender to the account specified in the Drawdown Notice - notwithstanding the actual owner of such account, the Borrower shall thereupon become indebted, as principal and direct obligor to the Lender, for the entire amount of the Loan transferred.
3.4	Termination or Modification of Funding Commitment

The Lender’s commitment to advance each Tranche of the Loan in accordance with the terms of this Loan Agreement is limited in the aggregate to the amount of the Total Loan Facility; provided, however, that the Lender, acting in its sole discretion, may terminate or modify its future funding commitment pursuant to this Loan Agreement at any time if, in the opinion of the Lender:

3.4.1
an event occurs in which it is reasonably likely that such event will result in a material adverse change in the business and financial condition of the Group and where Borrower has notified the public of such event by way of a public disclosure filing or is otherwise legally required to make such disclosure.

3.4.2	on either the date of the Drawdown Notice or at the Drawdown Date:

(i)          an Event of Default has occurred and is continuing or would result from the borrowing to be made pursuant to the Drawdown Notice; or

(ii)         the Borrower’s representations and warranties in Clause 7 or those which are set out in any Security Document would not be true if repeated on each of those dates with respect to the circumstances then existing.

3.5	Conditions Precedent and requirements relative to the Advance of the Loan

3.5.1	The Lender’s obligation to provide the Loan (or any part thereof) is subject to the prior satisfaction by the Borrower of the following conditions:

(i)
the provision of a duly executed copy of the resolutions of the Borrower’s Board of Directors and, to the extent required, any Group Company and shareholders, authorizing the transactions contemplated by this Loan Agreement and the execution and delivery to the Lender of this Loan Agreement and associated documents, including but not limited to, the Security Documents;

(ii)	copies of the Certificate of Incorporation and the Memorandum and Articles of Association of the Borrower and the Subsidiary;

(iii)
all necessary consents, to the extent required, of third parties (including landlords, to the extent required) with respect to the entering into of this Loan Agreement and the execution of associated documents, including but not limited to any Security Documents, have been obtained, with the exception of the IIA Approval which shall be obtained within 60 days from the Drawdown Date, provided,  however, that if the IIA Approval is not likely to be obtained within the abovementioned 60 day period from Drawdown Date as a result of delays by the IIA which do not result from any action, default or omission by the Borrower,  the Borrower shall have additional 30 days to obtain the IIA Approval, provided that it notifies the Lender in writing promptly upon becoming aware of such circumstances;

(iv)
a certificate of the CEO of the Borrower confirming that the borrowing of the Loan Facility in full would not cause any borrowing limit binding on the Borrower to be exceeded in the form attached hereto as Schedule 3.5.1(iv);

(v)	the parties having executed and delivered to the Lender the originals of the Security Documents and this Loan Agreement;

(vi)	specimen signatures, authenticated by a director or the company secretary or CEO of the Borrower, of the persons authorized in the resolutions of the board of directors referred to in Clause 3.5.1(i);

(vii)
submission of the Security Documents to the Companies Registrar or any equivalent in any applicable jurisdiction, subject to compliance with all applicable laws in respect of such registration within the time frame provided for under applicable law;

(viii)	the Borrower’s compliance with Clause 10.1 and evidence of the Borrower’s compliance with Clause 12.2.3 below;

(ix)	the provision of the financial model and forecasts for the Group as requested by the Lender;

(x)	the most recent financial statements of the Borrower;

(xi)
copies of any policies of insurance maintained by the Borrower and/or Subsidiary as are required pursuant to and complying in all respects with the requirements of Clause 12 which are listed on Schedule 12.2.2, attached hereto.

(xii)	any such other documentation in form and substance satisfactory to the Lender as the Lender may reasonably request;

(xiii)	Subject to the Permitted Security Interests, the Charged Assets being free and clear of all Security Interests of third parties whatsoever;

(xiv)	The Israeli law legal opinion of Yigal Arnon & Co, legal counsel to Borrower, in the form attached hereto as Schedule 3.5.1(xiv);

(xv)	With respect to any draw down of a Tranche out of Amount B - the fulfilment of the Amount B Milestone; and

(xvi)	With respect to any draw down of a Tranche out of Amount C - the fulfilment of the Amount C Milestone;

3.5.2	Each copy document delivered under this Clause 3.5 shall be either in its original form or certified as a true and up to date copy by a director, CEO or other officer of the Borrower.
3.6	Waiver Possibility

If the Lender advances all or any part of the Loan to the Borrower prior to the satisfaction of all or any of the conditions referred to in Clause 3.5 (which the Lender has no obligation to do) the Borrower shall satisfy or procure the satisfaction of such condition or conditions which have not been satisfied within fourteen (14) Business Days of the Drawdown Date (or within such longer period as the Lender may agree or specify in writing), provided, that the Lender at its sole discretion may waive the satisfaction of any condition.

3.7	Equipment

The existing Equipment of the Borrower as listed in Schedule B (as may be amended from time to time with the consent of the Lender) shall be part of the Security Interest of the Lender and be included in the Fixed Charge. Subject to the Permitted Security Interests, future purchases of any Equipment purchased until (and including) the last day of the Security Period (“New Equipment”) shall, in addition be made subject to the provisions of this Loan Agreement and form part of the Security Interest and shall be charged by way of either listing such New Equipment to the relevant schedule in the Debenture – Fixed Charge, to be amended accordingly, or, at the Lender’s election, as a separate supplemental Fixed Charge (which shall be part of the Security Documents hereunder), and submitted to and registered with the Companies Registrar and/or any equivalent authority outside of Israel, if applicable (at the Lender’s request, Schedule B hereto shall be replaced or supplemented from time to time to reflect any addition of such New Equipment as aforesaid); it being agreed that, at any time until the end of the Security Period, the Borrower shall be obliged to register any additional Fixed Charge in favor of the Lender only at such time as the aggregate value of the New Equipment exceeds US$ 400,000, provided that in any event, the Borrower shall register a Fixed Charge on any New Equipment in favor of the Lender within fourteen (14) days following the last Business Day of each calendar year during the Security Period, regardless of the value of such New Equipment. For the avoidance of doubt, in addition, the Equipment is subject to the Floating Charge and any New Equipment shall become subject to the Floating Charge as soon as an interest therein is acquired by Borrower (without any further action being required to effect the same).

3.8	Account Receivables; Customers

3.8.1
The existing accounts receivables of the Borrower as listed in Schedule C (as may be amended from time to time with the consent of the Lender, which shall not be unreasonably withheld) shall be part of the Security Interest of the Lender and be included in the Fixed Charge. Future accounts receivables of Borrower until (and including) the last day of the Security Period (“New AR”) shall, in addition, be made subject to the provisions of this Loan Agreement and form part of the Security Interest and shall be charged by way of either listing such New AR to the relevant schedule in the Fixed Charge, to be amended accordingly, or, at the Lender’s election, as a separate supplemental Fixed Charge (which shall be part of the Security Documents hereunder), and submitted to and registered with the Companies Registrar or any equivalent authority outside of Israel (if applicable) as agreed in advance by the parties (at the Lender’s reasonable request, Schedule C hereto shall be replaced or supplemented from time to time to reflect any addition of such New AR as aforesaid, but not more than twice per calendar year); it being agreed that, at any time until the end of the Security Period, the Borrower shall be obliged to register any additional Fixed Charge on any New AR in favor of the Lender, within twenty (20) Business Days following the last Business Day of each calendar year during the Security Period, or upon the Lender’s request, at its reasonable discretion, but in any event, not more than twice per calendar year. For the avoidance of doubt, in addition, the accounts receivables are subject to the Floating Charge and any New AR shall become subject to the Floating Charge as soon as an interest therein is acquired by Borrower (without any further action being required to effect the same).

3.8.2
The Borrower’s right to receive payments from the Customers listed in Schedule D (as may be amended from time) shall be part of the Security Interest of the Lender and be included in the Fixed Charge. The list of Customers set forth in Schedule D shall be updated with the addition of new customers which have placed orders of at least US$500,000 (“New Customers”), so that the right to receive payments from such New Customers shall also be made subject to the Fixed Charge by way of either listing such New Customers to the relevant schedule in the Fixed Charge, to be amended accordingly, or, as a separate supplemental Fixed Charge (which shall be part of the Security Documents hereunder), and submitted to and registered with the Companies Registrar or any equivalent authority outside of Israel (if applicable) as agreed in advance by the parties; it being agreed that such update of Schedule D and the registration thereof shall be carried out no less than once every three (3) months throughout the Security Period.

For the avoidance of doubt, any Company's right to receive payment from its Customers shall be subject to the Floating Charge and any right to receive payment from New Customers shall become subject to the Floating Charge as soon as an interest therein is acquired by Borrower (without any further action being required to effect the same).

3.9	Intellectual Property

The registered Intellectual Property of the Borrower as of the date hereof is listed in Schedule E (as may be amended from time to time with the consent of the Lender) and is covered by the Fixed Charge.

Future applications for registration of Intellectual Property of the Borrower shall, in addition, be made subject to the provisions of this Loan Agreement and form part of the Security Interest of the Lender and be charged by way of either listing such new Intellectual Property on the relevant schedule in the Fixed Charge and/or US Security Interest, as applicable, to be amended accordingly, or, at the Lender’s election, as a separate supplemental Fixed Charge and/or US Security Interest, as applicable  (and, at the Lender’s request, Schedule E hereto shall be replaced or supplemented from time to time to reflect any addition of such new Intellectual Property as aforesaid), and, in either case, submitted to and registered with the Companies Registrar, and with respect to applications for registration of Intellectual Property, submitted to the Companies Registrar, submitted to the Israeli Patent Office, the United States Patent and Trademark Office, as applicable, until (and including) the last day of the Security Period (“New Registered Intellectual Property”); it being agreed that, at any time until the end of the Security Period, the Borrower shall be obliged to create and register any such additional Fixed Charge in favor of the Lender, as follows:
(i)
with respect to New Registered Intellectual Property, within twenty-one (21) days from registration of such New Registered Intellectual Property by the Borrower and if such registration is not possible under the rules governing such New Registered Intellectual Property, then, no later than twenty-one (21)  days from the date on which the charge of such New Registered Intellectual Property becomes registrable;

(ii)
with respect to any future applications for registration of Intellectual Property submitted by the Borrower in countries other than Israel and the United States, the Borrower shall be obliged to notify the Lender within five (5) Business Days of the day of filing of each such application, and the Borrower will be obliged to create and register an additional Fixed Charge (as aforesaid) in favour of the Lender within twenty one (21) days from request of the Lender and if such registration is not possible under the rules governing such Intellectual Property, then, no later than twenty one (21) days from the date on which the charge of such Intellectual Property becomes registrable.

For the avoidance of doubt, in addition, the Intellectual Property of the Borrower is subject to the Floating Charge and any New Intellectual Property of the Borrower shall become subject to the Floating Charge as soon as an interest therein is acquired by the Borrower (without any further action being required to effect the same).

3.10	Charged Assets

The Charged Assets charged to the Lender pursuant to the Security Documents shall form security for the monies borrowed by the Borrower.

4	TERM

4.1
This Loan Agreement is effective upon execution by the Lender and the Borrower and shall continue until the date upon which the Borrower shall have indefeasibly performed all its obligations hereunder and the Lender has released, subject to the conditions set forth in Clause 13, all applicable Security Interest in favor of the Borrower and any Group Company.

4.2
If the conditions set out in Clause 3.5 have not been satisfied within forty-five (45) Business Days of the execution of this Loan Agreement or before the Drawdown Notice, as applicable, (except to the extent waived in writing by the Lender), the Lender shall in its sole discretion have the option to either terminate this Loan Agreement or extend the period in which such conditions must be satisfied.

5	REPAYMENT AND PREPAYMENT

5.1	Advance Payment

On each Drawdown Date, the Borrower shall pay to the Lender (by way of deduction by Lender from the amount of the Tranche actually advanced to the Borrower) the Advance Payment specified above in the Loan Facility Terms with respect to the applicable Tranche (the “Advance Payment”) which shall be held by the Lender and applied in or towards payment of the last repayment in respect of that particular Tranche.
5.2	Repayments

5.2.1	The Borrower shall pay all unpaid principal and accrued interest in respect of each Tranche separately by way of bank transfer to an account designated by Lender, as follows:

With respect to Amount A:

From the First Monthly Repayment Date of each Tranche out of Amount A, until and including July 1st, 2023, the Borrower shall pay interest only at the Applicable Interest Rate (the “Amount A Interest Only Period”). Thereafter, the Borrower shall pay in respect of each Tranche of Amount A, principal and interest accrued thereon at the Applicable Interest Rate, in thirty-six (36) equal monthly payments (each such payment shall be equal to 3.1781% of the drawn down amount of each Tranche out of Amount A) (each, an “Amount A Monthly Repayment”);

In the event that Milestone X is met, the Borrower, at its sole discretion, may elect to extend the Amount A Interest Only Period until and including July 1st 2024, followed by twenty-four (24) equal Amount A Monthly Repayments of principal and interest accrued thereon (each such payment shall be equal to 4.5554% of the drawn down amount of each Tranche out of Amount A);

Furthermore, if Milestone X and Y are met, the Borrower, at its sole discretion, may elect to extend the Amount A Interest Only Period until and including January 1st 2025, followed by eighteen (18) equal Amount A Monthly Repayments of principal and interest accrued thereon (each such payment shall be equal to 5.9357% of the drawn down amount of each Tranche out of Amount A);

With respect to Amount B:

From the First Monthly Repayment Date of each Tranche out of Amount B, until and including July 1st, 2024, the Borrower shall pay interest only at the Applicable Interest Rate (the “Amount B Interest Only Period”). Thereafter, the Borrower shall pay in respect of each Tranche out of Amount B, principal and interest accrued thereon at the Applicable Interest Rate, in thirty-six (36) equal monthly payments (each such payment shall be equal to 3.1781% of the drawn down amount of each Tranche out of Amount B) (each, an “Amount B Monthly Repayment”);

In the event that Milestone X and Y are met, the Borrower, at its sole discretion, may elect to extend the Amount B Interest Only Period until and including July 1st 2025, followed by twenty-four (24) equal Amount B Monthly Repayments of principal and interest accrued thereon (each such payment shall be equal to 4.5554% of the drawn down amount of each Tranche out of Amount B);

With respect to Amount C:

From the First Monthly Repayment Date of each Tranche out of Amount C, until and including January 1st, 2025, the Borrower shall pay interest only at the Applicable Interest Rate (the “Amount C Interest Only Period”). Thereafter, the Borrower shall pay in respect of each Tranche out of Amount C, principal and interest accrued thereon at the Applicable Interest Rate, in thirty (30) equal monthly payments (each such payment shall be equal to 3.7284% of the drawn down amount of each Tranche out of Amount C) (each, an “Amount C Monthly Repayment”, and together with the Amount A and Amount C Monthly Repayments, each severally, a “Monthly Repayment“);
In the event that Milestone X and Y are met, the Borrower, at its sole discretion, may elect to extend the Amount C Interest Only Period until and including July 1st 2025, followed by twenty-four (24) equal Amount C Monthly Repayments of principal and interest accrued thereon (each such payment shall be equal to 4.5554% of the drawn down amount of each Tranche out of Amount C);

Each such Monthly Repayment shall be paid to the Lender in advance on each Monthly Repayment Date, commencing on (and including) the First Monthly Repayment Date of such Tranche provided, however, that with respect to a Tranche to which an Interest Only Period applies, payment of the Monthly Repayments shall commence on the first Monthly Repayment Date after the end of the Interest Only Period,  all as specified in a fully-amortising repayment schedule issued by the Lender prior to the Drawdown Date of such Tranche (the “Repayment Schedule”).

5.2.2	Subject to Clause 5.2.3, each payment received by the Lender in respect of any Tranche shall be applied as follows:

5.2.2.1	firstly, to discharge all outstanding fees, costs and expenses of or due to the Lender in respect of such Tranche;

5.2.2.2	secondly, to discharge all accrued interest in respect of such Tranche; and

5.2.2.3	thirdly, to reduce the outstanding principal balance of such Tranche.

5.2.2.3	thirdly, to reduce the outstanding principal balance of such Tranche.

5.2.3	For the avoidance of doubt, the Lender may in its discretion apply any payment received or recovered from the Borrower to discharge any unpaid amount in respect of any Tranche.

5.2.4	Any amount repaid or prepaid may not be redrawn.

5.2.5
If the Drawdown Date is not a Monthly Repayment Date, the Borrower shall pay to the Lender on the Drawdown Date (by way of deduction by the Lender of the amount of the Tranche actually advanced to the Borrower) the Interim Repayment which shall discharge interest accrued on the Tranche for the period from the Drawdown Date to First Monthly Repayment Date. For the purpose of this Clause 5.2.5 “Interim Repayment” shall mean an amount equal to the Monthly Repayment amount multiplied by a fraction of which numerator shall be the number of days from the relevant Drawdown Date to the First Monthly Repayment Date of such Tranche and denominator of which shall be the number of calendar days in the month of the Drawdown Date. For the avoidance of doubt, the Interim Repayment shall not be applied towards a repayment of the principal amount of the Tranche.

5.3	Currency of Payments

Repayment of the Loan and payment of all other amounts owed to the Lender will be paid in US Dollars (the “Contractual Currency”), unless otherwise agreed by the parties in writing. The Borrower shall bear the costs in the event of and in respect of any conversion of a currency to the Contractual Currency.
5.4	Prepayments

The Borrower shall be entitled to prepay the Loan, in whole but not in part, subject to the following conditions:

5.4.1
The Borrower shall submit to the Lender an irrevocable written notice for prepayment of each Tranche(s), at least thirty (30) days in advance, indicating the amount to be prepaid (the “Prepayment Sum”) and the date of prepayment, provided that such prepayment shall be made on the last day of a calendar month;

5.4.2
In the event that the Borrower prepays a Tranche in accordance with this Clause 5.4 the Prepayment Sum shall be the outstanding principal of the applicable Tranche plus (i) in case of prepayment within 12 months from the applicable Drawdown, the net value of all future interest payments on the Total Loan Facility, discounted back at the SOFR rate; or (ii) in case of prepayment on a date that is later than 12 months but within 24 months from the applicable Drawdown Date, a fee in lieu of future interest in an amount equal to 2% of the outstanding principal, or (iii) in case of prepayment on a date that is later than 24 months from the applicable Drawdown Date, a fee in lieu of future interest in an amount equal to 1% of the outstanding principal.

5.4.3	The Borrower shall also pay the Lender:

5.4.3.1	the End of Loan Payment;

5.4.3.2	all unpaid fees, costs and expenses due and payable to the Lender under this Loan Agreement; and

5.4.3.3
all other sums due and payable by the Borrower to the Lender hereunder (including without limitations the fees and payment to be made according to the provisions of Clause 10 and Clause 11 herein below);

6	INTEREST

6.1
Interest on the principal amount of each Tranche from time to time shall accrue from day to day until repayment of the applicable Tranche at a rate of 9.50% per annum, from the Drawdown Date until the repayment in full of the Tranche (the “Applicable Interest Rate”). Interest on the Tranche shall be calculated and paid in the Contractual Currency.

6.2
Time of payment of any sum due from the Borrower is of the essence under this Loan Agreement. If the Borrower fails to pay any sum to the Lender on its due date for payment, the Borrower shall pay to the Lender forthwith on demand interest on such sum (compounded on a monthly basis) from the due date to the date of actual payment (as well after as before judgment) at a rate equal to the Applicable Interest Rate plus 5% per annum.

6.3
Unless otherwise instructed in writing by the Lender, immediately upon each due date for effecting any interest payment under or pursuant to this Loan Agreement and the Security Documents to which the Borrower is or is to be party, or upon actually paying any interest in advance of the due date for any reason, the Borrower shall report such payment to the relevant Israeli tax authorities, on behalf of the Lender, pay in full the value added tax liability arising in accordance with Section 6D of the Israeli Value Added Tax Regulations 5736-1976 and the Israeli Value Added Tax Law 5735-1975, and shall provide the Lender with documentation evidencing such payment, provided, however, that commencing upon the Lender’s request and continuing afterward until otherwise notified by the Lender, the Borrower shall pay in full any applicable value added tax directly to Lender (or such agent of the Lender as the Lender may direct in writing) against delivery of a valid tax invoice.

7	REPRESENTATIONS AND WARRANTIES

7.1	The Borrower warrants and represents the following as of the date hereof:

7.1.1	The Borrower is a public company whose ordinary shares are listed for trading on Nasdaq and TASE, duly organized and validly existing under the laws of Israel.

7.1.2	The Borrower owns 100% of the issued share capital of the Subsidiary.

7.1.3	The Subsidiary is a private limited company duly organized and validly existing under the laws of Delaware.

7.1.4	The Borrower and the Subsidiary have the corporate capacity, and have taken all corporate action and obtained all consents, including third party consents, necessary for them:

(i)	to execute this Loan Agreement and the Security Documents to which the Borrower or the Subsidiary, as applicable, are or are to be party;

(ii)
with respect to the Borrower only, to borrow up to the Total Loan Facility under the terms of this Loan Agreement and to make all the payments contemplated by, and to comply with all its other obligations under this Loan Agreement and the Security Documents to which the Borrower is or is to be party; and

(iii)
with respect to Borrower only,  to grant the Lender first priority Security Interest in respect of the Charged Assets pursuant to the Security Documents to which the Borrower is  or is to be party and subject to the Permitted Security Interest and subject to any liens that might arise as a matter of law;

7.1.5	this Loan Agreement and the Security Documents will, upon execution and delivery (and, where applicable, registration as provided for in this Loan Agreement and the Security Documents):

(i)
constitute the Borrower’s legal, valid and binding obligations enforceable against the Borrower in accordance with their respective terms subject to applicable bankruptcy, insolvency, moratorium and other laws relating to creditors’ rights generally and general principles of equity; and

(ii)
create legal, valid and binding Security Interests enforceable in accordance with their respective terms subject to applicable bankruptcy, insolvency, moratorium and other laws relating to creditors’ rights generally and general principles of equity;

7.1.6
the execution and (where applicable) registration by the Borrower of this Loan Agreement and each Security Document to which it is or is to be party, and the borrowing by the Borrower of the Loan and its compliance with this Loan Agreement and each Security Document to which it is or is to be party, will not involve or lead to a contravention of:

(i)	any applicable law or other legal requirement; or

(ii)	the constitutional documents of the Borrower; or

(iii)	any contractual or other obligation or restriction which is binding on the Borrower or any of its assets;

7.1.7
all consents, licenses, approvals and authorizations required by the Borrower in connection with the entry into, performance, validity and enforceability of this Loan Agreement and the Security Documents to which it is or is to be party have been or (upon execution thereof) shall have been obtained by the Drawdown Date and are (or upon execution thereof shall be) in full force and effect;

7.1.8
all financial and other information furnished by or on behalf of the Borrower in connection with the negotiation of this Loan Agreement and the Security Documents pursuant to this Loan Agreement or the Security Documents was true and accurate in all material respects when given and, there are no other facts or matters the omission of which would have made any statement or information contained therein misleading in any material respect provided, however, that no assurance is given in respect of any forecast, assessment or forward-looking statement, and all projections and statements of belief and opinion given to the Lender were made in good faith after due and careful enquiry;

7.1.9
all payments made or to be made by the Borrower under or pursuant to this Loan Agreement and the Security Documents to which the Borrower is or is to be party shall be made following deduction or withholding for, or on account of, any taxes for which withholding is required pursuant to applicable law and/or tax ruling of the applicable tax authorities submitted by Lender to the Borrower.

7.1.10
the Accounts were prepared in accordance with IFRS accounting principles, and consistently applied and fairly represent (in conjunction with the notes thereto) the financial condition of the Borrower as at the date to which they were drawn up and the results of the Borrower’s operations during the financial year then ended;

7.1.11	since publication of the Accounts, there has been no material adverse change in the business or financial condition of the Group as a whole;

7.1.12
there is no action, proceeding or claim pending or, so far as the Borrower is aware or ought reasonably to be aware, threatened against any Group Company before any court or administrative agency which is reasonably likely to have a material adverse effect on the business, condition of operations of the Group as a whole;

7.1.13
subject to the Permitted Security Interests, the Borrower owns good and marketable title in all the Charged Assets, free from all Security Interests and other interests and rights of every kind, and all the tangible Charged Assets are in good operating condition and repair, subject to normal wear and tear and applicable end of life limitations, and are adequate for the uses to which they are being put, and none of such Charged Assets are in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost;

7.1.14	the borrowing of the Loan Facility in full would not cause any borrowing limit binding on the Borrower respectively to be exceeded; and

7.1.15
the Borrower’s representations and warranties set out in this Clause 7 shall survive the execution of this Loan Agreement until the end of the Security Period and shall be deemed to be repeated on each Drawdown Date with respect to the facts and circumstances then existing, as if made at such time.

8	UNDERTAKINGS

The Borrower undertakes to the Lender to comply with the following provisions of this Clause 8 at all times during the Security Period, except as the Lender may otherwise permit:

8.1.1
the Borrower will (and will procure that each Group Company will) obtain, effect and keep effective all permissions, licenses, consents and permits which may from time to time be required, the absence of which might have a material adverse effect (i) in connection with the Charged Assets and (ii) to conduct its business;

8.1.2
With the exception of the Permitted Security Interests, the Borrower will (and to the extent any Group Company has charged its assets pursuant to a Security Document, the Borrower shall procure that such Group Company shall) own only for its own account the Charged Assets free from all Security Interests, except for those created by the Security Documents, and shall not (and shall ensure that no other Group Company will) create or permit to subsist any security over any of its assets;

8.1.3
the Borrower will not (and shall procure that each Group Company will not) sell, assign, transfer or otherwise dispose of any of the Charged Assets, any of its assets (other than as permitted under the Security Documents) or any share therein, and shall give immediate notice to the Lender of any judicial process or encumbrance affecting a significant portion of the Charged Assets. Notwithstanding the foregoing, each Group Company shall be permitted to sell, assign, transfer or otherwise dispose of any assets as permitted under the Security Documents.

8.1.4
the Borrower will not sell, assign, transfer or otherwise dispose of any of the Intellectual Property, without the Lender’s prior written consent, other than as permitted under the Security Documents, and shall give immediate notice to the Lender of any judicial process or encumbrance affecting the Intellectual Property;

8.1.5
the Borrower will provide the Lender (and will procure that each Group Company will provide the Lender) with information (financial or otherwise) as the Lender may reasonably request from time to time concerning any of the Group Company and its affairs (including, without limitation, information concerning the Charged Assets, its assets from time to time and any request for amplification or explanation of any item in the financial statements, budgets or other material provided by the Borrower under this Loan Agreement).

8.1.6
the Borrower will provide to the Lender all documents, confirmations and evidence reasonably required by the Lender to satisfy its “know your customer” requirements or similar identification checks in order to meet its obligations from time to time under applicable money laundering, or similar, laws and regulations;

8.1.7
during the Security Period the Borrower will provide the Lender with (i) annual audited consolidated financial statements of Borrower within one hundred and fifty (150) days of the end of fiscal year, including statement of operations, balance sheet, statement of cash flows and shareholders’ equity, and as revised, certified by an independent well known certified public accountant; and (ii) Quarterly management prepared consolidated financial statements, consistent with the Borrower’s past practices, with respect to all Group Companies.

8.1.8
during the Security Period, the Borrower will (and will procure that each Group Company will) within ten (10) days from the board of directors’ approval, provide a consolidated budget showing a projected a projected profit and loss account, and a cash flow forecast for the forthcoming financial year;

8.1.9
during the Security Period the Borrower will deliver (and shall procure that each Group Company will deliver) to the Lender copies of all notices, minutes, consents and other materials formally sent to the board of directors at the same time they are delivered to the directors, provided that such materials may be withheld from the Lender in order to preserve attorney client privilege (provided that the Borrower’s board of directors concludes in good faith, upon advice of the Borrower’s counsel, that access to such materials would adversely affect the attorney-client privilege between the Borrower and such counsel), to preserve confidentiality undertakings to third parties, to prevent conflict of interest and if prohibited as a matter of law or for regulatory reasons, in which case the Borrower (or the relevant Group Company) shall notify the Lender of such impediment and of the nature of the information not being disclosed.

8.1.10
Upon the occurrence of an Event of Default and during the continuance of an Event of Default, the Lender shall be entitled to have a representative to attend all meetings of the Borrower’s (and each Group Company’s) board of directors (including, for the avoidance of doubt, participation in any meeting in which all the board members participate, or are invited to participate, regardless of the title thereof (board meeting, closed session etc.) in a non-voting observer capacity (the “Observer”), provided that such representative shall have executed a confidentiality undertaking in a form satisfactory to both the Lender and the Borrower.

8.1.11
Upon the occurrence of an Event of Default and for as long as the Borrower shall be in default, the Borrower agrees (and shall procure that each Group Company agrees) to give notice of all board meetings to the Lender and the Observer at the same time as to its directors.

8.1.12
The Borrower will (and will procure that each Group Company will) maintain in force and promptly obtain or renew, and will promptly send certified copies to the Lender of, all consents required, if applicable:

(i)	for the Borrower and each Group Company to perform their obligations under this Loan Agreement and each Security Document, as relevant;
(ii)	for the validity or enforceability of this Loan Agreement and any Security Document; and

(iii)	for the Borrower and each Group Company to continue to own the Charged Assets,

and the Borrower will, and will procure that each Group Company will, comply with the terms of all such consents;

8.1.13	The Borrower will notify the Lender as soon as it becomes aware of:

(i)	the occurrence of an Event of Default; or

(ii)	any matter which indicates that an Event of Default has occurred, may have occurred or is reasonably likely to occur,

and will thereafter keep the Lender fully up to date with all developments;

8.1.14
The Borrower will (and shall ensure that each Group Company will) maintain adequate risk protection through insurances on and in relation to its business and assets to the extent reasonably required on the basis of good business practice taking into account, inter alia, its (and any Group Company’s) financial position and nature of operations. All insurances must be with reputable independent insurance companies or underwriters;

8.1.15	The Borrower shall not (and shall ensure that no Group Company will) incur or allow to remain outstanding any Financial Indebtedness, except:

(i)	Any Permitted Indebtedness or any other indebtedness under this Loan Agreement;

(ii)	where a Group Company is lending to or borrowing from the Borrower or another Group Company;

(iii)	non-speculative hedging transactions entered into in the ordinary course of business in connection with protection against interest rate or currency fluctuations; or

(iii)	arising in the ordinary course of business with suppliers of goods with a maximum duration of 120 days.

8.2
Within seven (7) days after the written request of the Lender, the Borrower shall affix to the Equipment (as listed in Schedule B attached hereto and as to be amended from time to time with the consent of the Lender) which is valued according to the Company’s books at US$150,000 permanent indications of the Lender’s interest in the Equipment, and shall not remove or hide them;

8.2.1
With the exception of the Permitted Indebtedness, the Borrower shall not (and shall ensure that no Group Company will) incur or allow to remain outstanding any Financial Indebtedness owing to any shareholder of a Group Company (excluding other Group Companies and excluding any subordinated convertible bridge loan agreements) or any persons or companies related to them, unless such Financial Indebtedness is on terms (including interest, repayment and subordination) satisfactory to the Lender;

8.2.2
With the exception of (i) the Security Interests provided to Lender under this Loan Agreement or any Security Document, (ii) the Permitted Security Interests, and (iii) any lien arising by operation of law, the Borrower shall not (and shall ensure that no other Group Company will) create or permit to subsist any Security Interest over any of its assets;

8.2.3	the Borrower shall not (and shall ensure that no other Group Company will):

(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are leased to or intended to be re-acquired by any Group Company;

(ii)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv)	enter into any other preferential arrangement having a similar effect.

8.2.4
the Borrower will not (and shall ensure that no other Group Company will) make any distribution by way of dividend, repurchase of shares, repayment of shareholder loans or otherwise without the prior written consent of the Lender;

8.2.5
the Borrower shall be responsible for all costs associated with maintaining the Charged Assets including all tax assessments, insurance premiums, operating costs and repair and maintenance costs as well as any fees associated with registering of any security granted in connection with this Loan; and

8.2.6
the Borrower shall, at the request of the Lender from time to time (and shall procure that each Group Company), execute and deliver such further documents creating Security Interests in favour of the Lender over such assets and in such form as the Lender may reasonably require in its discretion from time to time to: (i) secure all monies, obligations and liabilities of the Borrower and/or any Group Company to the Lender or (ii) facilitate the realization of the Charged Assets or (iii) exercise the powers conferred on the Lender or a receiver appointed under any Security Document, from time to time.

8.3	The Lender undertakes to obtain the IIA Approval within 60 days from the Drawdown Date, in accordance with Clause 3.5.1(iii) and subject to grace period set forth therein.

8.4
The Borrower shall use the Loan solely to finance its research, development and sales and marketing and ancillary activities. The Lender shall not be under any obligation to concern itself with the application of the Loan.

8.5	during the Security Period the Borrower shall at all times maintain a cash balance of at least 10 million US Dollars (US$10,000,000).

8.6	Revenue-Based Fee

8.6.1
The Borrower shall pay the Lender a fee equal to a percentage of its net revenue generated from the sales in the United States of BL-8040 for SCM, as follows: (i) [***]% of the first US$[***] net revenue (as defined in the Borrower's accounts), and (ii) [***]% of the next US$[***] revenue (the “Revenue-Based Fee”).

8.6.2	The Revenue-Based Fee shall be paid on a quarterly basis in arrears within 30 days of the close of the quarter with respect to the net revenue generated during such preceding quarter.

8.6.3
The Revenue-Based Fee shall be subject to the following limits: (i) upon execution of the Loan Agreement, the initial cap shall be US$5,000,000, and (ii) upon each Drawdown the cap shall be increased by an amount equal to 21.25% of the applicable Tranche, so that the maximum cap amount of the Revenue-Based Fee shall be US$13,500,000.

8.7	Minimum Return

8.7.1
If the Borrower prepays the Loan within the first 24 months from the first Drawdown and the combined cash return to the Lender from the drawn down Tranches under this Loan Agreement, including payments of Prepayment Sums and including Revenue Based Fee payments, but excluding reimbursements of operational costs and expenses incurred pursuant to the terms of this Agreement (the “Combined Loan Cash Economics”) does not reach 1.30x of the aggregate amount of such drawn down Tranches  (the “Minimum Cash Return Amount”), the Borrower shall, promptly upon termination,  pay the Lender an additional cash amount equal to the difference between the Combined Loan Cash Economics paid or payable and the Minimum Cash Return Amount. Any Minimum Cash Return Amount paid shall be offset against future Revenue Based Fee payments that would otherwise have contributed to the Minimum Cash Return Amount such that such amounts will not be required to be paid twice.

8.7.2
Within 60 days from the signing hereof, the Subsidiary will execute a security agreement with the Lender pursuant to which it shall pledge all its assets in favour of the Lender to secure all and any payments due from the Borrower and/or the Subsidiary to the Lender pursuant to this Agreement and the Security Documents.

9	EVENTS OF DEFAULT

9.1	An Event of Default occurs if:

9.1.1
the conditions set out in Clause 3.5 (except to the extent waived in writing by Lender) are not satisfactorily accomplished within forty five (45) Business Days of signature of this Loan Agreement unless the period for satisfactory accomplishment is extended in accordance with Clause 4.2; or

9.1.2	Borrower fails to pay when due and payable or (if so payable) on demand any sum payable under this Loan Agreement or the Security Documents or under any document relating to the Security Documents; or

9.1.3
any other breach by Borrower of any provision of this Loan Agreement or any Security Document occurs and is not remedied within five (5) days of notice of such breach, or if the Borrower does not comply with, perform or observe any other obligation accepted or undertaking given by it to the Lender, unless the Lender (at its sole discretion) notifies the Borrower in writing that it is satisfied that the breach has not put any material portion of the security for the Loan immediately at risk and that it considers that the breach is capable of remedy and within twenty (20) Business Days after the Lender serves on the Borrower a notice of default under this Loan Agreement, or such longer period as the Lender may specify in such notice, the Borrower remedies the breach to the satisfaction of the Lender; or

9.1.4
any representation, warranty or statement made by the Borrower in this Loan Agreement or the Security Documents or in the Drawdown Notice or any other notice or document relating to this Loan Agreement or any other Security Document is incorrect, untrue or misleading in any material respect when it is made or deemed repeated; or

9.1.5
Financial Indebtedness of any Group Company in an amount of more than US$500,000 is not paid within five (5) days of when due other than as a result of legitimate disputes or the granting of a grace-period, or any Security Interests over any of the assets of any Group Company is lawfully enforced; or

9.1.6
any order shall be made by any competent court, a petition presented or any resolution shall be passed by any Group Company for the appointment of a liquidator, administrator or receiver of, or for the winding up of, any Group Company or a moratorium is imposed or declared over any material portion of the assets and business of any Group Company (provided, however, that if Borrower informs the Lender in writing shortly after first notification that it intends to contest such order and Borrower submits a demand or revocation within 10 days after such petition or resolution is imposed, such petition or resolution shall be an Event of Default only if they are not set aside, cancelled or revoked within 30 days after being imposed); or

9.1.7
an encumbrancer takes possession of or a receiver, liquidator, supervisor, compulsory manager, trustee, administrator or similar official is appointed over the whole or, in the reasonable opinion of the Lender, any material part of, the assets of any Group Company or a distress, execution or other process is levied or enforced upon or sued out against the whole or, in the opinion of the Lender, a material part of the assets of any Group Company (provided, however, that if Borrower informs the Lender in writing shortly after first notification that it intends to contest such action and Borrower submits a demand or revocation within 10 days after such petition or resolution is imposed, such petition or resolution shall be an Event of Default only if they are not set aside, cancelled or revoked within 30 days after being imposed); or

9.1.8	any binding judgment made against any Group Company for any amount of no less than $300,000 US dollars is not paid, stayed or discharged when due; or

9.1.9
any Group Company shall stop payment (other than a legitimately disputed payment) or shall be unable to, or shall admit inability to, pay its debts as they fall due, or shall be adjudicated or declared bankrupt or insolvent, or shall enter into any composition or other arrangement with its creditors generally; or

9.1.10
any event shall occur which under the law of any jurisdiction to which any Group Company is subject has an effect equivalent or similar to any of the events referred to in Clause 9.1.6, 9.1.7 or 9.1.9; or

9.1.11	the Borrower, the Subsidiary or any Group Company ceases, threatens to cease, or suspends carrying on its business or a material part of its business; or
9.1.12
it becomes unlawful or impossible (i) for the Borrower and/or each Group Company (as relevant) to discharge any liability under this Loan Agreement or to comply with any other obligation which the Lender considers material under this Loan Agreement or the Security Documents, or (ii) for the Lender to exercise or enforce any right under, or to enforce any Security Interest created by, this Loan Agreement or the Security Documents; or

9.1.13
any provision of this Loan Agreement or the Security Documents proves to have been or becomes invalid or unenforceable and cannot be amended in order to restore or ensure validity or enforceability within 30 days from notification of such fault, or, or a Security Interest created by the Security Documents proves to have been or becomes invalid or unenforceable or such a Security Interest proves to have ranked after, or loses its priority to, another security interest or any other third party claim or interest, except as a matter of law, provided however, that if the Borrower and/or any Group Company proposes replacement security which the Lender accepts, and such replacement security is constituted in a manner acceptable to the Lender within such period of time as the Lender may require, such event shall cease to constitute an Event of Default; or

9.1.14
the security constituted by the Security Documents is in any way materially imperiled or in jeopardy (including by way of a material depreciation in value beyond a normal depreciation), provided however, that if the Borrower and/or any Group Company proposes replacement security which the Lender accepts, and such replacement security is constituted in a manner acceptable to the Lender within such period of time as the Lender may require, such event shall cease to constitute an Event of Default;

9.1.15
The Lender fails to obtain the IIA Approval within 60 days from the Drawdown Date in accordance with Clause 3.5.1(iii) and subject to the grace period set forth therein, and provided however, that Lender shall cooperate with Borrower during such process and shall sign an undertaking as required by the IIA;

9.1.16	any event of default (howsoever described) specified in the Security Documents shall occur; or

9.1.17
any Event of Default which occurs with regard to a Group Company, shall immediately trigger an Event of Default with regard to the Borrower and each other Group Company, and with regard to any and all Loans outstanding at such time.

9.2	Lender’s Rights

On or at any time following the occurrence of any Event of Default the Lender may:

9.2.1
serve on the Borrower a notice stating that all obligations of the Lender to the Borrower under this Loan Agreement including (without limitation) the obligation to advance the Loan (or any part thereof) are terminated; and/or

9.2.2
serve on the Borrower a notice stating that the Loan, all accrued interest and all other amounts accrued or owing under this Loan Agreement and the Security Documents are immediately due and payable; and/or

9.2.3
take any other action which, as a result of the Event of Default or any notice served under Clauses 9.2.1 or 9.2.2 above, the Lender is entitled to take under the Security Documents or any applicable law.

9.3	End of Lender’s Obligations

On the service of a notice under Clause 9.2.1 and/or Clause 9.2.2, all the obligations of the Lender to the Borrower under this Loan Agreement shall terminate.

9.4	Acceleration

On the service of a notice under Clause 9.2.2, the following sums shall become immediately due and payable:

9.4.1.1	the outstanding principal amount of the Loan;

9.4.1.2	all accrued and unpaid interest;

9.4.1.3
in respect of each Tranche, the aggregate of the monthly interest payments scheduled to be paid by the Borrower on each Monthly Repayment Date (as is set out in the most recent Repayment Schedule issued by the Lender) for the period from the date of prepayment to the expiry of the Loan Term, in each case discounted from the applicable Monthly Repayment Date to the date of prepayment at the rate of 2% per annum;

9.4.1.4	the End of Loan Payment;

9.4.1.5	all unpaid fees, costs and expenses owed pursuant to this Loan Agreement; and

9.4.1.6	all other sums payable by the Borrower to the Lender under this Loan Agreement and the Security Documents.

9.5	Waiver of Event of Default

The Lender, at its sole and absolute discretion, may waive any Event of Default hereunder, prior to or after the event or events giving rise thereto, provided that such waiver may be effected only by written notice provided by the Lender to the Borrower to that effect (and subject further to Clause 15.3 below); it being understood and acknowledged, that if and so long as no notice of waiver of an Event of Default was so provided, such Event of Default shall be deemed as having occurred and in effect for all purposes hereunder.

9.6	Change of Control

9.6.1
All the obligations of the Lender to the Borrower under this Loan Agreement shall terminate if there is a Change of Control (as defined below) in the Borrower. In such event, unless the Lender agrees otherwise by written notice to the Borrower, immediately and simultaneously with the closing of the transaction that constitutes a Change of Control (i) the Borrower shall prepay the outstanding Loan in accordance with Clause 5.4 above; and (ii) all other amounts accrued or owing under this Loan Agreement and the Security Documents shall become due and payable.

9.6.2
For purposes of this Clause 9.6, a “Change of Control” shall mean any of the following events (whether in one or in a series of related transactions): (a) merger, consolidation, or reorganization of the Borrower with or into another entity after which the shareholders who held the majority of the voting power in the Borrower prior to such transaction do not retain a majority of the voting power in the Borrower after the transaction, or (b) the sale of all or substantially all the assets of the Borrower, or (c) the sale of shares of the Borrower (whether by the Borrower or by shareholders of the Borrower) representing a majority of the voting power in the Borrower after the transaction, excluding sale of shares in equity financing, sale of shares in a public market or sale of shares to employees, or (d) the exclusive license of all or a material portion of the Borrower’s Intellectual Property, to, any other entity or person, other than a wholly-owned subsidiary of the Borrower.

10	FEES, EXPENSES AND TAXES

10.1	Transaction Fee

The Parties hereby agree and acknowledge that the Transaction Fee and other expenses shall be paid by the Borrower to the Lender as follows:

(i) upon the execution of this Loan Agreement, a one-time transaction fee in an amount of US$ 500,000; (ii) all expenses related to registration of the Security Interest; and (iii) all expenses of the Lender in connection with the negotiation and execution of this Loan Agreement, including, without limitation, costs of due diligence and reasonable fees of attorneys, appraisers, examiners and consultants, up to US$ 30,000 plus applicable VAT.

10.2	Documentary Costs

The Borrower shall promptly pay to the Lender on the Lender’s demand, the legal expenses and disbursements incurred by the Lender in connection with the following, plus VAT, to the extent applicable:

10.2.1
any amendment or supplement to this Loan Agreement or the Security Documents, or any proposal for such an amendment to be made which is requested by Borrower or required under the terms of this agreement;

10.2.2	any consent or waiver by the Lender concerned under or in connection with this Loan Agreement or the Security Documents or any request for such a consent or waiver which is initiated by Borrower; and

10.2.3
any reasonable step taken by the Lender with a view to the protection, exercise or enforcement of any right or security interest created by this Loan Agreement or the Security Documents or for any similar purpose.

10.3	Certain taxes and duties

The Borrower shall promptly pay any documentary, stamp or other equivalent tax or duty payable on or by reference to this Loan Agreement or the Security Documents, and shall, on the Lender’s demand, fully indemnify the Lender against any costs, losses, liabilities and expenses resulting from any failure or delay by the Borrower to pay such a tax.

10.4	Recovery of Overdue Fees

Without prejudice to any other provisions of this Loan Agreement, the Lender shall be entitled (and the Borrower hereby irrevocably authorizes the Lender), at any time and from time to time, to apply any credit balance to which the Borrower is then entitled on any account with the Lender in satisfaction of the sum or sums from time to time owing by the Borrower to the Lender under and/or pursuant to this Clause 10 and the Lender shall give notice to the Borrower of any such application promptly thereafter.

10.5	Liability for Taxes

10.5.1
The Borrower shall make all payments to be made by it without any Tax deduction, unless a Tax deduction is required by law. The Borrower shall promptly upon becoming aware that it must make a Tax deduction (or that there is any change in the rate or the basis of a Tax deduction) notify the Lender.

10.5.2
If the Borrower is required to make a Tax deduction, the Borrower shall make that Tax deduction and any payment required in connection with that Tax deduction within the time allowed and in the amount required by law.

10.5.3
Within thirty (30) days of making either a Tax deduction or any payment required in connection with that Tax deduction, the Borrower shall deliver to the Lender evidence reasonably satisfactory to it that the Tax deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

10.5.4
The Lender shall upon demand of the Borrower, provide the Borrower with any relevant tax exemption granted with respect to Israeli tax withholding obligations on payment of interest or other payments pursuant to the Loan Agreement to the Lender.

10.6	Illegality and Increased Costs

10.6.1
If it is or becomes contrary to any law or regulation for the Lender to make available the Loan Facility (or any part thereof) or to maintain its obligations to do so or fund the Loan (or any part thereof), the Lender shall promptly notify the Borrower whereupon (a) the Lender’s obligations to make the Loan Facility (or any part thereof) available shall be terminated and (b) the Borrower shall be obliged to prepay the outstanding Loan either (i) forthwith or (ii) on a future specified date on or before the latest date permitted by the relevant law or regulation.

10.6.2
If the result of any change in (or in the interpretation, administration or application of), or to the generally accepted interpretation or application of, or the introduction of, any law or regulation is to subject the Lender to Taxes or change the basis of the payment of Taxes by the Lender with respect to any payment under this Loan Agreement (other than Taxes on the overall net income, profits or gains of the Lender), then (i) the Lender shall notify the Borrower in writing of such event promptly upon its becoming aware of the same; and (ii) the Borrower may repay the Loan within 120 days of such notice in accordance with Section 5.4.2 (i.e. repayment of all the outstanding principal and accrued interest. However, in such case the Borrower shall not have to pay future interest. If Borrower fails to repay the Loan within such period of time then, it shall on demand, pay to the Lender the amount of the increased costs which the Lender has suffered as a result.

11	INDEMNITIES

11.1	Indemnity for Non-Scheduled Payments

Without derogating from Clause 9 above, the Borrower shall indemnify the Lender fully on its demand in respect of all expenses, liabilities and losses which are actually suffered or incurred by the Lender (exception in the case where incurred solely as the result of Lender’s gross negligence or willful misconduct), as a result of or in connection with:

11.1.1	any Tranche not being borrowed on the date specified in the Drawdown Notice for any reason other than a default by the Lender;

11.1.2
any failure (for whatever reason) by the Borrower to make payment of any amount due under this Loan Agreement or the Security Documents on the due date taking into consideration any grace period permitted pursuant to the terms of this Loan Agreement or, if so payable, on demand; or

11.1.3	the occurrence and/or continuance of an Event of Default and/or the acceleration of repayment of the Loan under Clause 9.4.
11.2	Third Party Claims Indemnity

The Borrower shall indemnify the Lender fully on its demand in respect of claims, demands, proceedings, liabilities, taxes, losses and expenses of every kind, including without limitation legal fees and expenses which were brought against, or incurred by, the Lender, in any country (exception in the case where incurred solely as the result of Lender’s gross negligence or willful misconduct), in relation to:

11.2.1
any action lawfully taken, or omitted or neglected to be taken, under or in connection with this Loan Agreement or the Security Documents by the Lender or by any receiver appointed under the Security Documents after the occurrence of any Event of Default; and

11.2.2
any breach or inaccuracy of any of the representations and/or warranties contained in Clause 7 hereof or in the Security Documents or any breach of any covenant, commitment or agreement by the Borrower contained in Clause 8 hereof or elsewhere in this Loan Agreement or in the Security Documents.

11.2.3
Notwithstanding anything herein to the contrary, in no event shall Borrower be liable for any indirect or consequential damages, including without limitation for loss of profits or loss of business opportunity of Lender.

12	RISK AND INSURANCE

12.1
All risk of loss, theft and damage of and to the Charged Assets from any cause whatsoever shall be the risk of the Borrower, and no such event shall relieve the Borrower of any obligation under a Drawdown Notice.

12.2	The Borrower shall:

12.2.1	bear all risk of loss of or damage to the Charged Assets whether insured against or not;

12.2.2
The Borrower has the business insurance policies listed herein under Schedule 12.2.2, and shall maintain such policies with a reputable insurance company, in accordance with good and prudent practices of owners of such Charged Assets (in accordance with the above-mentioned policies, the “Insured Assets”), covering, inter alia, (i) loss of or damage to, the Assets, and the new replacement value of the Insured Assets; and (ii) third party liability whatsoever of the Borrower (including liability of the Lender in respect of its liability for negligent acts and/or omissions of the Borrower and its personnel) to any third party whomsoever including any employee, agent or sub-contractor of the Lender or the Borrower who may suffer damage to or loss of property or death or personal injury, whether arising directly or indirectly from the Insured Assets or their use;

12.2.3
procure that the Lender and, if the Lender so requests, any Affiliates of the Lender, is (i) an additional insured or indemnified party and that the interest of the Lender is noted under the under the Borrower's property insurance policy and that the Lender is (i) a loss payee or (ii) marked as beneficiary of a pledge of the insurance receivables, under all insurance policies, other than the Directors & Officers Liability policy and Corporate Multi Trip Travel Insurance policy set forth on Schedule 12.2.2;

12.2.4	upon request produce to the Lender the policy and all premium receipts;

12.2.5
promptly notify the Lender of any event which may give rise to a claim under the policy and following the occurrence and during the continuance of an Event of Default, upon request, irrevocably appoint the Lender to be its sole agent to negotiate agree or compromise such claim with respect to Insured Assets; and

12.2.6
upon request assign by way of security, or following the occurrence of an Event of Default, a complete assignment to the Lender, the Borrower’s rights under such policy and irrevocably appoint the Lender to institute any necessary proceedings.

13	END OF LOAN PAYMENT

13.1.1	The Borrower shall pay the Lender, upon the final repayment of each Tranche, the applicable End of Loan Payment.

13.1.2
Upon payment of the last Tranche End of Loan Payment, subject to the terms of this Loan Agreement and the Security Documents (including the making of all payments hereunder and thereunder), the Lender shall provide any required documents to release the security over the Charged Assets. Failure to pay End of Loan Payment shall constitute a breach of this Loan Agreement.

14	NOTICES

14.1
Any notice, demand or other communication (“Notice”) to be given by any party under, or in connection with, this Loan Agreement shall be in writing and signed by or on behalf of the party giving it. Any Notice shall be served by sending it by e-mail to the e-mail address set out in Clause 14.2, or delivering it by hand (including by courier) to the address set out in Clause 14.2 and in each case marked for the attention of the relevant party set out in Clause 14.2 (or as otherwise notified from time to time in accordance with the provisions of this Clause 14). Any Notice so served by e-mail or hand shall be deemed to have been duly given or made as follows:

14.1.1	if sent by e-mail at the time of transmission; or

14.1.2
in the case of delivery by hand, when delivered, provided that in each case where delivery by e-mail or by hand occurs after 5pm on a Business Day (local time in the place of receipt) or on a day which is not a Business Day, service shall be deemed to occur at 9am on the next following Business Day (local time in the place of receipt).

References to time in this Clause 14 are to local time in the country of the addressee.

14.2	The addresses of the parties for the purpose of this Clause 14 are as follows:

Lender:

Kreos Capital VII Aggregator SCSp
1 Boulevard de la Foire, L-1528, Luxembourg
Attn: Raoul Stein
E-mail: raoul@kreoscapital.com

with a copy (which shall not constitute a notice) to:

Kadouch & Co., Law Offices,
11 Ha’Sadnaot Street, P.O.B 12695, 4673300 Herzliya, Israel
Attn: Emmanuel Kadouch, Adv.
E-mail: emmanuel@kadouchlaw.com

Borrower:

2 HaMa’ayan Street,
Modi’in 7177871, Israel
Attn: Mali Zeevi, Chief Financial Officer
E-mail: maliz@biolinerx.com

14.3	with a copy (which shall not constitute a notice) to:

Yigal Arnon & Co.
5 Azrieli Center, Tel Aviv, Israel, 6702501
Attn.: Simon Weintraub, Adv.
E-mail: simonw@arnon.co.il

14.4
A party may notify the other party to this Loan Agreement of a change to its name, relevant addressee, address, e-mail address for the purposes of this Clause 14, provided that such notice shall only be effective on:

14.4.1	the date specified in the notification as the date on which the change is to take place; or

14.4.2	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date following five Business Days after notice of any change has been given.

14.5
In proving service it shall be sufficient to prove that the envelope or email containing such notice was properly addressed and delivered to the address shown thereon or that email transmission was made and a confirmation was received, as the case may be.

15	GENERAL

15.1
All agreements, covenants, representations and warranties of the Borrower contained in this Loan Agreement or in the Drawdown Notices or other documents delivered pursuant hereto or in connection herewith and continuing, shall survive and remain binding until such time as Borrower shall have indefeasibly performed all its obligations hereunder, and the Lender has released all applicable Security Interest in favour of the Borrower.

15.2
If the Borrower shall fail to perform any of its obligations under any Drawdown Notice duly and promptly, the Lender may, at its option and at any time, perform the same without waiving any default on the part of the Borrower, or any of the Lender’s rights. The Borrower shall reimburse the Lender, within five (5) Business Days after notice thereof is given to the Borrower, for all expenses and liabilities incurred by the Lender in the performance of the Borrower’s obligations as permitted under this Loan Agreement.

15.3
No failure to exercise, nor any delay in exercising, on the part of any party, any right or remedy hereunder shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Loan Agreement are cumulative and not exclusive of any rights or remedies provided by law or in equity. Waiver by any party of any default shall not constitute waiver of any other default.

15.4
The Borrower may not assign or transfer its rights, benefits and obligations under this Loan Agreement. The Lender shall have the right, in its sole discretion, to assign, sell, pledge, grant a security interest in or otherwise encumber its rights under this Loan Agreement and/or one or more Drawdown Notices to any third party (an “Assignee”), or may be acting as an agent for any Assignee in entering into any Drawdown Notice. The Borrower hereby irrevocably consents to any assignment, sale, pledge, grant of a security interest or any other disposal to an Assignee. The Borrower agrees that if it receives notice from the Lender that it is to make payments under this Loan Agreement and/or any Drawdown Notice to such Assignee rather than to the Lender, or that any of its other obligations under the relevant Drawdown Notice are to be owed to the named Assignee, the Borrower shall comply with any such notice. Subject to the foregoing, this Loan Agreement and the Drawdown Notice inures to the benefit of, and is binding upon, the successors and assigns of the Lender. Notwithstanding the foregoing, prior to the occurrence of an Event of Default, Lender shall not assign any interest in this Agreement to a direct competitor of Borrower.

15.5
Subject to Clause 15.6 below, the Borrower consents to the disclosure of information by the Lender to its Affiliates and Related Funds and to other parties to the Security Documents and potential Assignees.

15.6
Confidentiality and Lender Undertakings. Lender agrees and undertakes to keep in strict confidence and not to use for any other purpose whatsoever, any and all information relating, in any way, to the Borrower, whether oral or written, concepts, techniques, processes, methods, systems, designs, computer programs, formulas, development or experimental work, work in progress, inventions, cost data, marketing plans, product plans, business strategies, financial information, forecasts, personnel information and customer or supplier lists as well as any non-public information which is provided by Borrower to Lender pursuant to the terms of this Loan Agreement. Lender’s undertakings hereunder shall continue for an unlimited period of time so long as any relevant information or materials still are proprietary or confidential information of the Borrower. Furthermore, the Lender acknowledges that it is aware and undertakes to comply, in respect of any material, non-public information regarding an entity with publicly traded securities that it receives in connection with the performance of this Loan Agreement (“Insider Information”), with the restrictions imposed by the applicable federal and state securities laws (i) on the purchase or sale of securities of such a company at the time that the Lender holds the Insider Information, and (ii) making it unlawful to communicate the Insider Information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell securities of a company with publicly traded securities, in reliance upon such information; and the Lender will advise its Affiliates and representatives who are informed of the matters that are the subject of this Agreement, of all such restrictions as they pertain to such persons who may be in receipt of Insider Information.

15.7	Clause titles are solely for convenience and are not an aid in the interpretation of this Loan Agreement.

15.8
If, at any time, any provision herein is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

15.9	A person who is not a party to this Loan Agreement has no right to enforce or enjoy the benefits of this Loan Agreement.
15.10
This Loan Agreement, together with the Security Documents, constitutes the entire agreement between the parties with respect to the subject matter hereof. This Loan Agreement may not be modified except in writing executed by the Lender and the Borrower. No supplier or agent of the Lender is authorized to bind the Lender or to waive or modify any term of this Loan Agreement.

15.11
This Loan Agreement may be executed in counterparts (including email copies in pdf format or the like, or signed with DocuSign, e-sign or any similar form of signature by electronic means, with originals to follow), each of which shall be an original, but all such counterparts shall together constitute one and the same instrument.

15.12
This Loan Agreement and any obligations arising out of or in connection with it are governed by the laws of the State of Israel without regard to the conflict of laws provisions thereof. The courts of Tel Aviv – Jaffa have exclusive jurisdiction to settle any dispute arising out of or in connection with this Loan Agreement (including a dispute relating to the existence, validity or termination of this Loan Agreement or any obligation arising out of or in connection with this Loan Agreement (a “Dispute”). The parties to this Loan Agreement agree that the courts of Israel are the most appropriate and convenient courts to settle Disputes and accordingly no party to this Loan Agreement will argue to the contrary. Notwithstanding the above, the Lender may be entitled to initiate proceedings against the Borrower in any applicable jurisdiction.

15.13
The Lender, or an agent appointed by it, in either case acting solely for this purpose as an agent of the Borrower, shall maintain a register (the “Register”) for the recordation of (i) the name and address of the Lender, and the commitments of, and principal amounts (and stated interest) of the Loan owing to the Lender pursuant to the terms thereof from time to time and (ii) any transfers. The Register shall be available for inspection by the Borrower and the Lender at any reasonable time and from time to time upon reasonable prior notice. The obligations of the Borrower and the Security Documents are registered obligations and the right, title and interest of the Lender and its assignees in and to such obligations shall be transferable only upon notation of such transfer in the Register. This Clause 15.13 shall be construed so that such obligations are at all times maintained in “registered form” within the meaning of Sections 163(f), 871(h)(2) and 881(c)(2) of the Internal Revenue Code of 1986, as amended (the “Code”) and any related regulations (and any other relevant or successor provisions of the Code or such regulations). The Register and any information included therein shall constitute confidential information.

[Rest of page intentionally left blank]

SCHEDULE A

FORM OF DRAWDOWN NOTICE

DRAWDOWN NOTICE

Drawdown
No. [   ]

dated

between

KREOS CAPITAL VII AGGREGATOR SCSP	BIOLINERX LTD.
the (“Lender”)	the (“Borrower”)

This Drawdown Notice forms a Schedule to a Loan Agreement between the Lender and the Borrower dated [       ] [   ] 2022 (the “Loan Agreement”)

The Lender has granted the Borrower a loan facility pursuant to the terms and conditions set out in the Loan Agreement and attached Schedules.

Words and expressions in this Drawdown Notice shall have the same meanings as in the Loan Agreement.

PART 1

Loan Details

Total Loan Facility	US$ 40,000,000
Amount of Loan Facility to be drawn down pursuant to this Drawdown Notice	[ ]
Loan Term	[ ]
Bank Account Details for remittance of funds	[ ]

We confirm that:

(a)	the representations and warranties made by us in the Loan Agreement are true and accurate on the date of this Drawdown Notice as if made on such date; and

(b)	no Event of Default has occurred and is continuing or would result from the delivery of this Drawdown Notice.

for and on behalf of
[                               ]

Authorized Signatory………………

Name ………………………………….

Dated [                     ] 202[  ]

SCHEDULE B

LIST OF EQUIPMENT

SCHEDULE C

ACCOUNT RECEIVEBLES

SCHEDULE D

CUSTOMERS

SCHEDULE E

INTELLECTUAL PROPERTY

SCHEDULE F

INITIAL SECURITY DOCUMENTS

1.	Borrower – Debenture Fixed Charge;

2.	Borrower – Debenture Floating Charge;

3.	Borrower – US IP Security Agreement;

4.	Subsidiary – Guarantee Agreement;

SCHEDULE 1.41

PERMITTED INDEBTEDNESS

(a)          Financial Indebtedness of Borrower in favor of the Lender arising under this Agreement or any associated documents including the Security Documents.

(b)           Indebtedness of up to $500,000 in the aggregate incurred for financing the acquisition of new equipment (“Equipment Financing”).

(c)          Other indebtedness not to exceed $500,000 at any time outstanding.

(d)          Extensions, refinancing and renewals of any items of Permitted Indebtedness, provided that the principal amount is not increased or the terms modified.

(e)          Accounting and other derivative based liabilities such as warrants and stock options.

(f)          any right of the IIA pursuant to currently existing approved IIA programs of the Company.

SCHEDULE 1.42

PERMITTED SECURITY INTEREST

(a) Security Interests for taxes, fees, assessments or other governmental charges or levies; (b) Security Interests of up to $500,000 in the aggregate related to Equipment Financing, provided that the Security Interest shall be solely over the relevant purchased equipment; (c) those certain Security Interests granted in favor of Kreos Capital V (Expert Fund) LP, in connection with that certain Agreement for the Provision of a Loan Facility by and between Kreos Capital V (Expert Fund) LP and the Borrower dated October 2, 2018; (d) the rights of the Israeli Innovation Authority pursuant to applicable law and the terms of its grants with the Borrower; and (e) royalty payments to commercial partners, pursuant to applicable agreements.

SCHEDULE Schedule 3.5.1(iv)

CEO CERTIFICATE

SCHEDULE 3.5.1(xiv)

LEGAL OPINION

SCHEDULE 12.2.2

LIST OF INSURANCE POLICIES

The insurance policies listed below and any extension, expansion and/or replacement of such policies:

[***]

Duly executed by the parties on the date first set out on the first page of this Loan Agreement.

BORROWER

For and on behalf of

BIOLINE RX LTD.

By: /s/ Philip Serlin
Its: CEO
Date: September 14, 2022

LENDER

For and on behalf of

KREOS CAPITAL VII AGGREGATOR SCSP

By: /s/ Mark Collins
Its: Director
Date: September 14, 2022